Ex99.64

DeFi Technologies Appoints Anthony Pompliano as an  Advisor

TORONTO, March 02, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (the “Company” or “DeFi Tecnologies”) (NEO: DEFI,GR: RMJR) is pleased to announce it has appointed Anthony Pompliano as an advisor to the Company.

Mr. Pompliano manages an investment portfolio valued at approximately $500 million. He is the Managing Partner at Pomp Investments and previously co-founded asset management firm Morgan Creek Digital. Mr. Pompliano hosts the popular “Pomp Podcast” and writes a daily letter to more than 135,000 investors about bitcoin and digital assets. His interests lie at the intersection of finance, technology, entrepreneurship, and economics, which he tweets about extensively. Mr. Pompliano has long been a staunch proponent of bitcoin and has deep conviction that the world, including financial applications, will run on open, decentralized protocols.

“I am excited to be joining DeFi Technologies as an advisor. It is obvious that the market is adopting various decentralized financial applications and my hope is that I can help DeFi Technologies continue to see the best deal flow and founding teams. They have established a world class team at the intersection of finance and cryptocurrencies which I believe will create long lasting shareholder value.”

“We are thrilled to have Mr. Pompliano join as advisor to DeFi Technologies. His experience will undoubtedly strengthen the growth of our ventures portfolio, as we work to identify, invest in and incubate revolutionary DeFi protocols and projects,” said Wouter Witvoet, CEO of DeFi Technologies.

Mr. Pompliano will join the existing board of advisors which includes Teeka Tiwari, Trapp Lewis, Thibaut Ceyrolle, and Olivier Roussy Newton.

DeFi Technologies Inc.:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

www.defitechnologies.ca

For further information, please contact:
Wouter Witvoet
Chief Executive Officer
Wouter@defiholdings.ca
+41782008566

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the appointment of Mr. Pompliano; the pursuit by DeFi Technologies of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.